Exhibit (k)(4)

Blackstone Private Credit Strategies LLC

345 Park Avenue

New York, NY 10154

February 20, 2025

Blackstone Private Multi-Asset Credit and Income Fund

345 Park Avenue, 31st Floor

New York, NY 10154

Re:	Expense Limitation and Reimbursement Agreement (the “Agreement”)

Ladies and Gentlemen:

Blackstone Private Credit Strategies LLC (the “Adviser”) hereby confirms its agreement as follows in respect of Blackstone Private Multi-Asset Credit and Income Fund (the “Fund”):

1. Expense Limitation. Effective for a term ending one (1) year from the date the Fund completes its first sale of shares in its public offering (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that it will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, Specified Expenses (as defined below) would exceed 0.50% of the average daily value of the Fund’s net assets (annualized) (the “Expense Limitation”).

The Adviser hereby agrees to bear all expenses of the Fund until the Fund completes its first sale of shares in its public offering. Following the completion of the first sale of shares in the Fund’s public offering, such expenses will be reimbursable by the Fund in accordance with this Agreement subject to the Expense Limitation.

2. Specified Expenses. “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and certain offering expenses, with the exception of (i) investment advisory fees (including management and incentive fees) (as described in the Fund’s prospectus (the “Prospectus”)), (ii) the shareholder servicing fee (as described in the Prospectus), (iii) the distribution fee (as described in the Prospectus), (iv) brokerage costs, (v) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vi) taxes, (vii) extraordinary expenses (as determined in the sole discretion of the Adviser), and (viii) acquired fund fees and expenses.

3. Term. The Adviser may discontinue its obligation to waive its compensation or to bear other expenses at any time (i) prior to the one (1) year anniversary of the date the Fund completes its first sale of shares in its public offering with the written consent of the Board of Trustees and (ii) on or after the one (1) year anniversary of the date the Fund completes its first sale of shares in its public offering, upon written notice to the Fund. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Investment Advisory Agreement (the “Advisory Agreement”) between the Fund and the Adviser unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Excess Expenses. If the estimated annualized Specified Expenses as of a given month are less than the Total Expense Cap, the Adviser shall be entitled to repayment (the “Repayment Amount”) by the Fund of the compensation waived and other expenses borne by the Adviser on behalf of the Fund pursuant to the Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses net of the Repayment Amount are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six (36) month period after the Adviser bears the expense. The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5. Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

BLACKSTONE PRIVATE CREDIT STRATEGIES LLC

By:	/s/ Oran Ebel
Name: Oran Ebel
Title: Authorized Signatory

Accepted and Agreed:

BLACKSTONE PRIVATE MULTI-ASSET CREDIT AND INCOME FUND

By:	/s/ Heather von Zuben
Name: Heather von Zuben
Title: Chief Executive Officer

2